Exhibit 4.5
Description of Securities of Empire State Realty Trust, Inc.
Registered under Section 12 of the Securities Exchange Act of 1934, as Amended
The following is a summary of the material terms of the shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), as well as certain relevant provisions of the articles of amendment and restatement of the Company (the “Charter”) and the second amended and restated bylaws of the Company (the “Bylaws”), the Maryland General Corporation Law (the “MGCL”) and the Maryland REIT Law. A more complete description is available by referring to the full text of the Charter, the Bylaws and the MGCL.
Dividend, Voting and Other Rights of Holders of Class A Common Stock
All of the shares of Class A Common Stock, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the Charter regarding the restrictions on ownership and transfer of stock, holders of shares of Class A Common Stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by the board of directors of the Company (the “Board of Directors”) and declared by the Company, and to share ratably in the Company’s assets legally available for distribution to stockholders in the event of the Company’s liquidation, dissolution or winding up after payment of or adequate provision for all the Company’s known debts and liabilities.
Subject to the provisions of the Charter regarding the restrictions on ownership and transfer of stock and except as may otherwise be specified in the Charter, each outstanding share of Class A Common Stock entitles the holder thereof to one vote on all matters on which the stockholders of Class A Common Stock are entitled to vote, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of Class A Common Stock and Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”) will vote together as a single class and will possess the exclusive voting power. Each share of Class B Common Stock has the same economic interest as a share of Class A Common Stock, and one share of Class B Common Stock and 49 units of limited partnership interest in Empire State Realty OP, L.P., the operating partnership of the Company (“OP Units”), together represent a similar economic value as 50 shares of Class A Common Stock.
There is no cumulative voting in the election of directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality of all the votes cast in the election of directors. Under a plurality voting standard, directors who receive the greatest number of votes cast in their favor are elected to the Board of Directors. The Board of Directors has adopted a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively “against” his or her election than votes “for” his or her election will, within two weeks following certification of the stockholder vote by the Company, submit a written resignation offer to the Board of Directors for consideration by the nominating and corporate governance committee of the Board of Directors (the “Nominating and Corporate Governance Committee”). The Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by the Company of the stockholder vote with respect to such election, make a recommendation to the Board of Directors concerning the acceptance or rejection of the resignation offer. The Board of Directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by the Company. The Company will publicly disclose, in a Current Report on Form 8-K or periodic report filed with the Securities and Exchange Commission, the decision of the Board of Directors. The Board of Directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation. See “Certain Provisions of the Maryland General Corporation Law and The Charter and Bylaws-Policy on Majority Voting”.
Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of the Company and generally have no appraisal rights unless the Board of Directors determines that appraisal rights apply, with respect to all or any such classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights. Subject to the provisions of the Charter regarding the restrictions on ownership and transfer of the stock of the Company and except as otherwise provided in the Charter, shares of common stock will have equal dividend, liquidation and other rights. One share of Class B Common Stock may be converted into one share of Class A Common Stock at any time, and one share of Class B Common Stock is subject to automatic conversion into one share of Class A Common Stock upon a direct or indirect transfer of such share of Class B Common Stock held by the holder of Class B Common Stock (or a permitted transferee thereof) to a person other than a permitted transferee. Shares of Class B Common Stock are also subject to such automatic conversion upon certain direct or indirect transfers of OP Units, held by the holder of such Class B Common Stock at a ratio of one share of Class B Common Stock for every 49 operating partnership units transferred to a person other than a permitted transferee. A “permitted transferee” with respect to a person is defined in the Charter as a family member, affiliate or controlled entity of such person.
Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a share exchange unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. The Charter provides that these actions (other than certain amendments to the provisions of the Charter related to the removal of directors, the restrictions on ownership and transfer of the stock of the Company and the vote required to amend these provisions) may be approved by a majority of all of the votes entitled to be cast on the matter.
Listing
The Class A Common Stock is listed on the New York Stock Exchange under the symbol “ESRT”.
Transfer Agent
The transfer agent and registrar for the Class A Common Stock is American Stock Transfer  & Trust Company, LLC.
Power to Reclassify Unissued Shares of Stock
The Charter authorizes the Board of Directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by the Charter to set, subject to the provisions of the Charter regarding restrictions on ownership and transfer of stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, the Board of Directors could authorize the issuance of shares of common or preferred stock with terms and conditions that may have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of common stock or otherwise be in the best interest of the stockholders of the Company.
Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock
The Company believes that the power of the Board of Directors to amend the Charter from time to time to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by the stockholders of the Company, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which securities of the Company may be listed or traded. Although the Board of Directors does not intend to do so, it could authorize the Company to issue a class or series of stock that may, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for the shares of common stock of the Company or otherwise be in the best interest of the Company and its stockholders.
Restrictions on Ownership and Transfer
In order for the Company to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), the shares of stock of the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, no more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, the

Company must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations-Requirements for Qualification-General”.
The Charter contains restrictions on the ownership and transfer of the shares of common stock and other outstanding shares of stock of the Company. The relevant sections of the Charter provide that no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of common stock (the common stock ownership limit), or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of capital stock (the aggregate stock ownership limit). The common stock ownership limit and the aggregate stock ownership limit are collectively referred to as the “ownership limits”. A person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of stock as described below, would beneficially own or be deemed to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, shares of stock and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares of stock is referred to as a “prohibited owner”.
The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of common stock or 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of all classes or series of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limits.
The Board of Directors may, in its sole discretion and subject to the receipt of certain representations, covenants and undertakings deemed reasonably necessary by it, prospectively or retroactively, exempt a person from the ownership limits and establish an excepted holder limit for such person. However, the Board of Directors may not exempt any person whose ownership of outstanding stock would result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the Company failing to qualify as a REIT. In order to be considered by the Board of Directors for exemption, a person also must provide the Board of Directors with information and undertakings deemed satisfactory to the Board of Directors that such person does not own, actually or constructively, an interest in one of the Company’s tenants (or a tenant of any entity which the Company owns or controls) that would cause the Company to own beneficially or constructively an interest of 10% or more in the tenant if the income derived by the Company from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of the Company’s gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code. The person seeking an exemption must provide representations and undertakings to the satisfaction of the Board of Directors that it will not violate these restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of its waiver, the Board of Directors may require an opinion of counsel or ruling by the Internal Revenue Service satisfactory to the Board of Directors with respect to the Company’s qualification as a REIT.
In connection with the waiver of the ownership limits, creating an excepted holder limit or at any other time, the Board of Directors may, in its sole and absolute discretion, from time to time increase or decrease the ownership limits subject to the restrictions in the paragraph above; provided, however, that the ownership limits may not be decreased or increased if, after giving effect to such decrease or increase, five or fewer persons could own or beneficially own in the aggregate, more than 49.9% in value of shares then outstanding. Prior to the modification of the ownership limits, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company’s qualification as a REIT. Reduced ownership limits will not apply to any person or entity whose percentage ownership in the Company’s shares of common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limits until such time as such person’s or entity’s percentage ownership of common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of shares of common stock or stock of all classes and series, as applicable, in excess of such percentage ownership of shares of common stock or total shares of stock will be in violation of the ownership limits.
The Charter further prohibits:

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any person from beneficially or constructively owning (taking into account applicable attribution rules under the Code) shares of stock that would result in the Company being “closely held” under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT;

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any person from beneficially or constructively owning shares of stock to the extent that such ownership would result in the Company owning (directly or indirectly) an interest of 10% or more in one of its tenants (or a tenant of any entity which the Company owns or controls) if the income derived by the Company (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of the Company’s gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; and

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any person from transferring shares of stock if such transfer would result in the Company’s shares of stock being beneficially owned by fewer than 100 persons (determined, as a general matter, without reference to any attribution rules).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of stock that will or may violate the ownership limits or any of the foregoing restrictions on ownership and transfer will be required to give written notice immediately to the Company (or, in the case of a proposed or attempted acquisition, at least 15 days prior written notice to the Company) and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company’s qualification as a REIT. These restrictions on ownership and transfer will not apply if the Board of Directors determines that it is no longer in the Company’s best interests to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.
If any transfer would result in shares of stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by the Board of Directors or in the Company being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT or in the Company owning (directly or indirectly) an interest of 10% or more in one of its tenants (or a tenant of any entity which the Company owns or controls) if the income derived by the Company from such tenant would reasonably be expected to equal or exceed the lesser of (i) one percent of the Company’s gross income (as determined for purposes of Section 856(c) of the Code) or (ii) an amount that would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, then generally that number of shares (rounded up to the nearest whole share) that would cause the Company to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by the Company and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the discovery by the Company that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for the benefit of the charitable beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or the Company being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then the Charter provides that the transfer of the shares will be null and void.
Shares of stock transferred to the trustee are deemed offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the New York Stock Exchange (the “NYSE”) (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the market price on the date the Company, or its designee, accepts such offer. The Company has the right to accept such offer until the trustee has sold the shares of stock held in the trust pursuant to the clauses discussed below. Upon a sale to the Company, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner but the trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. To the extent the prohibited owner would receive an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive had the trustee sold the shares held in the trust to a third party, such excess will be retained by the trustee for the benefit of the charitable beneficiary.
If the Company does not buy the shares, the trustee must, within 20 days of receiving notice from the Company of the transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limitations set forth in the Charter. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the event of a gift, devise or other such transaction, the last reported sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust and any dividend or other distribution paid to trustee will be held in trust for the charitable beneficiary. In addition, if, prior to discovery by the Company that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.
The trustee will be designated by the Company and will be unaffiliated with the Company and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by the Company with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to discovery by the Company that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee.
Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to discovery by the Company that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.
However, if the Company has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
In addition, if the Board of Directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of shares of stock set forth in the Charter, the Board of Directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Company to redeem the shares of stock, refusing to give effect to the transfer on the Company’s books or instituting proceedings to enjoin the transfer.
Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Company’s stock, within 30 days after the end of each taxable year, is required to give the Company written notice, stating the stockholder’s name and address, the number of shares of each class and series of stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide the Company with such additional information as it may request in order to determine the effect of the stockholder’s beneficial ownership on the Company’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide the Company with such information as the Company may request in good faith in order to determine its qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any certificates, or written statements of information delivered in lieu of certificates, representing shares of stock will bear a legend referring to the restrictions described above.
These restrictions on ownership and transfer will not apply if the Board of Directors determines that it is no longer in the Company’s best interest to qualify as a REIT or that compliance with such provisions is no longer required for REIT qualification.
These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Company’s common stock or otherwise be in the best interest of the Company’s stockholders.
Certain Provisions of Maryland Law and of the Charter and Bylaws
The Board of Directors
The Charter provides that the number of directors will be set only by the Board of Directors in accordance with the Bylaws. The Bylaws provide that a majority of the entire Board of Directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the MGCL, which is one.

The Charter also provides that the Company elected to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on the Board of Directors. Accordingly, except as may be provided by the Board of Directors in setting the terms of any class or series of shares, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.
Each director will be elected by the Company’s shareholders to serve for a one-year term and until his or her successor is duly elected and qualifies. Directors will be elected by a plurality of the votes cast at a meeting of shareholders at which a quorum is present.
The Charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. “Cause” is defined in the Charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty.
Action by Shareholders
The Charter provides that shareholder action can be taken at an annual or special meeting of shareholders or by written consent in lieu of a meeting only if it is approved unanimously. These provisions, combined with the requirements of the Bylaws regarding advance notice of nominations and other business to be considered at a meeting of shareholders and the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal.
Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals
The Bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by shareholders may be made only (i) by or at the direction of the Board of Directors or (ii) by a shareholder who was a shareholder of record both at the time of giving of notice by such shareholder as provided for in the Bylaws and at the time of the annual meeting and who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures and provided the information required by the Bylaws. With respect to special meetings of shareholders, only the business specified in the notice of the meeting may be brought before the meeting.
The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business. Although the Bylaws do not give the Board of Directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.
Approval of Extraordinary Corporate Actions, Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is declared advisable by the Board of Directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast with respect to such matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast with respect to such matter. As permitted by Maryland law, the Charter provides that any of these actions may be approved of the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.
The Board of Directors has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of common stock:

•	provisions opting out of the control share acquisition statute; and

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provisions prohibiting the Board of Directors without the approval of a majority of the votes entitled to be the cast by holders of outstanding shares of common stock, from revoking altering or amending any resolution, or adopting any resolution inconsistent with any previously-adopted resolution of the Board of Directors, that exempts any business combination between the Company and any other person or entity from the business combination provisions of the MGCL.

In addition, any amendment to the provisions governing amendments of the Bylaws requires the approval of a majority of the votes entitled to be cast by the holders of outstanding shares of common stock.
Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested shareholder (defined as any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation), or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.
Any such business combination entered into after the five-year prohibition must be recommended by the board of directors of such corporation and, approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.
These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested shareholder becomes an interested shareholder. The Board of Directors has adopted a resolution exempting any business combination between the Company and any other person or entity from the business combination provisions of the MGCL. The Bylaws provide that this resolution or any other resolution of the Board of Directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and the Board of Directors may only adopt any resolution inconsistent with any such resolution, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of common stock.
Control Share Acquisitions
The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. The Charter eliminates all appraisal rights of shareholders.
The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.
The Bylaws exempt any and all acquisitions of shares of stock from the control share acquisition statute, and this provision of the Bylaws may not be amended without the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of common stock.
Certain Elective Provisions of Maryland Law
Title 3, Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any of (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, or (v) a majority requirement for the calling of a special meeting of shareholders. The Charter provides that the Company elects to be subject to the provisions of Subtitle 8 regarding the filing of vacancies on the Board of Directors. Otherwise, the Company has not elected to be governed by these specific provisions but could elect to do so in the future.
Anti-Takeover Effect of Certain Provisions of Maryland Law and of The Charter and Bylaws
The provisions of the MGCL, the Charter and the Bylaws described above could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of common stock or otherwise be in the best interests of the Company’s shareholders. Likewise, if the Board of Directors were to opt in to the business combination provisions of the MGCL or certain of the provisions of Subtitle 8 of Title 3 of the MGCL or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, in each case following the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of common stock, these provisions of the MGCL could have similar anti-takeover effects. Additionally, through provisions in the Charter and Bylaws unrelated to Subtitle 8, we already (i) vest in the board the exclusive power to fix the number of directors and (ii) require, unless called by the chairman of the Board of Directors, chief executive officer or president or the board of directors, the written request of shareholders of not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting.
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.
The Charter authorizes the Company, to the maximum extent that Maryland law in effect from time to time permits, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the Company’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Bylaws obligate the Company, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director of the Company and at its request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.

The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any officer, employee or agent of the Company or a predecessor of the Company.
The MGCL requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

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a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the Company for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), the Company has been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The Company has entered into indemnification agreements with each of its executive officers and directors whereby it will indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order the Company to indemnify such executive officer or director.
REIT Qualification
The Charter provides that the Board of Directors may revoke or otherwise terminate the Company’s REIT election, without approval of the Company’s shareholders, if it determines that it is no longer in the Company’s best interest to continue to qualify as a REIT.

Exclusive Forum
The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal courts of the United States sitting in the Southern District of New York, or, if such courts do not have jurisdiction, the state courts sitting in New York County, New York, are the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding on behalf of the Company, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the MGCL or the Charter or Bylaws, (iv) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine, or (v) any other action asserting a claim of any nature brought by or on behalf of any stockholder of the Company (which means, for this purpose, any stockholder of record or any beneficial owner of stock of the Company either on his, her or its own behalf or on behalf of any series or class of shares of stock of the Company or any group of its stockholders) against the Company or any of its directors, officer or other employees.